Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

September 20, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:	Nico Echo Park, Benefit Corp.

Draft Offering Statement on Form 1-A
Submitted July 16, 2019
CIK No. 0001781961

Dear Ms. Ayoola:

This letter is being submitted on behalf of Nico Echo Park, Benefit Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted on July 16, 2019 (the “Draft Offering Statement”), as set forth in your letter dated August 9, 2019 addressed to Mr. Levine, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently [confidentially submitting][filing] Amendment No. 1 to the Draft Offering Statement on Form 1-A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments and the responses refer to the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Offering Statement to Amendment No. 1).

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

Cover Page

1.	You state that the first $5 million of shares of common stock may be purchased at a 5% discount to the purchase price. Where applicable, please discuss how investors whose subscriptions are received prior to your reaching the $5 million shares will be notified that they are not able to purchase the shares at a discount. Additionally, please clarify whether these investors may cancel their subscriptions once notified. Please also disclose how you will notify potential investors that the discounted shares have already been sold and are no longer available.

RESPONSE: In response to the Staff’s comments, the Offering Statement has been revised in a number of places to note that prospective investors will be informed of whether the discounted price is still available prior to placing their orders on the Nico Platform. See the cover page and pages 8 and 150 of Amendment No. 1.

Offering Circular, page i

2.	Please revise your table on the second page of the Offering Circular to include a column for the purchase price.

RESPONSE: In response to the Staff’s comments, the Offering Statement has been revised to include a column for the purchase price.

Offering Summary

Our Seed Assets, page 11

3.	On page F-19, you state that the retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. Please consider providing lease expiration disclosure if material. Refer to Form S-11, Item 15(f), as a guide which requires the number of tenants whose leases will expire, the total area in sq ft covered by the leases, annual rent represented by the leases, and the percentage of gross annual rent represented by the leases.

RESPONSE: In response to the Staff’s comments, the Offering Statement has been revised in include additional disclosure with respect to lease expirations. See page 67 of Amendment No. 1.

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

Management Compensation, page 17

4.	We note your disclosure of reimbursement of formation and offering expenses - manager; specifically, we note that you state the aggregate monthly amount reimbursed can never exceed 0.5% of the aggregate gross offering proceeds from this offering and that you expect to incur up to $500,000 in expenses in connection with this offering and your formation. It appears that 0.5% of the maximum offering of $50,000,000 is $250,000. Please clarify for us how you determined it was appropriate to disclose that such reimbursement can never exceed 0.5% of the aggregate gross offering proceeds or revise for consistency.

RESPONSE: We respectfully submit that the Staff has misconstrued the formulation of the expense reimbursement payments. There is no cap on the amount of formation and offering expenses that the Company may incur. Rather, the reimbursement formula limits the amount that the Manager may receive on a monthly basis to an amount that equals 0.5% of the offering proceeds. For example, after the Manager receives initial reimbursement of $300,000, if the offering proceeds raised to date only equals $5,000,000, the maximum reimbursement payment the Company is required to make to the Manager each month that the offering proceeds remain at that level is $25,000. Any unreimbursed amounts roll forward to the next month when the Manager would again be entitled to a payment of $25,000.

As a result, the Company is not required to utilize all of its initial offering proceeds to reimburse the Manager for its advances (other than the initial $300,000 of such advances). Instead, the Manager must wait for reimbursement with the Company only being required to make those payments in limited monthly increments.

Given the potential confusion, the Offering Statement has been revised to clarify the intent of the reimbursement formulation. In addition, the disclosure clarifies that the source of payment of the initial $300,000 reimbursement will be from cash received from the Seed Asset Owners in connection with the contribution of the Seed Assets (even if sufficient proceeds are not otherwise initially raised).

Valuation Policies, page 21

5.	We note your disclosure that you intend to hire an independent third-party appraisal firm to value each property within the first year after acquisition, but that an independent valuation expert will not be responsible for, or prepare, your NAV per share. Please note that if the property valuation component of your NAV is attributed to the independent valuation expert, you may be required to include that expert's consent. See Item 17 of Form 1-A.

RESPONSE: The Company does not intend to use any appraisals it may obtain for attribution in determining its NAV. However, the Company acknowledges that if it attributes its NAV to an independent valuation expert, it may need to include a consent when the NAV is updated. In addition, although the Company may hire a third party to review the third-party appraisals or to calculate the NAV, the Manager is ultimately responsible for the determination of NAV and NAV per share. Pages 21 and 87 of Amendment No. 1 have been revised to clarify the Manager’s responsibility.

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

Risk Factor

By purchasing shares of common stock in this offering..., page 49

6.	Please discuss additional risks such as the increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that the provisions may discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

RESPONSE: In response to the Staff’s comments, the Offering Statement has been revised on page 51 of Amendment No. 1 to include additional disclosure regarding the type of risks noted by the Staff.

Estimated Use of Proceeds, page 61

7.	Please expand your disclosure in footnote 4 to address the nature of the line item for Equity Value of Non-Sponsor Affiliate Roll-over.

RESPONSE: In response to the Staff’s comments, the Offering Circular has been revised to add a new footnote 4 to explain the nature of the Non-Sponsor Affiliate Roll-Over as distinguished from renumbered footnote 5, which addresses the Sponsor Affiliate Roll-over Commitment. Old footnote 5 has been renumbered as footnote 6. See page 62 of Amendment No. 1.

8.	We note your footnote (1) to the table on page 61; specifically, we note that you disclose that formation and offering expenses are expected to be approximately $500,000. Please tell us how you determined it was not necessary to reflect $500,000 for such expenses in your table.

RESPONSE: In response to the Staff’s comments, the Offering Circular has been revised to reflect $500,000 as the estimated formation and offering expenses, which results in a reduction in the estimated amount available for future investments. See page 61 of Amendment No. 1.

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

Our Manager and the Management Agreement

Management Team, page 78

9.	You disclose on page 36 that your related parties are not required to devote all of their time and efforts to the company's affairs. Where applicable, please revise to discuss all other commitments of senior management.

RESPONSE: In response to the Staff’s comments, the Offering Statement has been revised to include additional disclosure regarding the activities of senior management outside of their responsibilities to the Company. See pages 70 and 86 of Amendment No. 1.

Plan of Operation

Our NAV and NAV Per Share Calculation

Relationship between NAV, Our Purchase Price and Our Redemption Price, page 102

10.	You state that you may offer shares at a price that you believe reflects the NAV per share more appropriately than the NAV per share, including by updating previously disclosed offering price. Please expand your disclose to discuss the factors you will consider in determining a NAV per share that more appropriately reflects the NAV per share calculated by the Manager. Your revised disclosure should include the party that will be responsible for making the determination on the substitute NAV per share price.

RESPONSE: The Company respectfully notes, and has clarified in the disclosure, that the Manager is ultimately responsible for determining the NAV per share, as it may be adjusted. In addition, additional disclosure has been included on page 102 of Amendment No. 1 to present the factors that the Manager may consider in adjusting the NAV per share following the quarterly calculation.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

11.	We note your disclosure that Nico Echo Park, Benefit Corp. is expected to own 19.03% of your Operating Partnership. Please tell us how you derived that ownership percentage.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the percentage disclosed has been revised to -4.49%, which is calculated as follows:

Stockholders' Equity	$(499,000)	-4.49%
Non-controlling interest	11,613,556	104.49%
Total equity	$11,114,556	100.00%

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

The original percentage disclosed 19.03% was the reciprocal of what it should have been.

12.	We note your disclosure that you are offering shares of your common stock on a “best efforts maximum” basis, and there is no minimum number of shares of your common stock that is required to be sold. Please tell us how you determined it was appropriate to reflect offering proceeds in your pro forma financial statements.

RESPONSE: In response to the Staff’s comments, the Unaudited Pro Forma Balance Sheet has been revised to exclude “best efforts maximum” proceeds in accordance with Section 3320.1 of the Financial Reporting Manual.

13.	We note your adjustment (D). It appears that you assume that investors in the Seed Asset Owners will elect to receive a specific amount of cash and a specific number of units in exchange for their contribution to the Operating Partnership. Please tell us and revise your filing to disclose your basis for your assumption. This comment also applies to footnote (5) on page 62.

RESPONSE: In response to the Staff’s comments, the pro formas and footnote (5) have been revised to disclose the basis for such assumption . See pages 61 and 62 of Amendment No. 1.

14.	Please further clarify the nature of adjustment (BB-4). Specifically, tell us if this adjustment is made to reflect a 1.5% annualized asset management fee.

RESPONSE: In response to the Staff’s comments, the pro formas have been revised to clarify the terms of the asset management fee.

General

15.	We note that you intend to acquire real estate in the Neighborhood, including the acquisition of interests in three pre-identified properties. However, since you have yet to identify a significant amount of the properties you intend to acquire using the net proceeds, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide disclosure consistent with the principles of Industry Guide 5, including prior performance disclosure, or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

RESPONSE: The Sponsor is a newly formed entity that was started for the purpose of launching investment vehicles built around the Neighborhood Model – and the Company is the first such vehicle. In addition, the principals of the Sponsor have not participated together in the management of any prior investments or investment vehicles.

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

As individuals, both Max Levine and John Chaffetz have substantial experience in the real estate investment business. However, the Sponsor does not believe that experience to be a fair representation of the expected outcomes of the Neighborhood Model and returns generated by the Company.

Max Levine gained his experience in the real estate investment business serving in a number of roles as an employee of Storage Deluxe/Uovo Fine Art Storage, including as Chief Financial Officer. Storage Deluxe/Uovo Fine Art Storage is the leading developer of specialized industrial properties in the New York Metropolitan area. The property types were limited to self-storage, fine art storage, and limited amount of retail and NNN investments and the investment profile was intensive development, often ground up development. The return profile of these transactions was much higher than the returns anticipated for the Company.

John gained his real estate experience as a principal of a business focused on short-term opportunistic returns generated by “value-add” strategies. These strategies have ranged from heavy renovation and ground-up development to changes of use from commercial to residential or from residential to hospitality. The vast majority of John’s experience was also earned in Seattle and Salt Lake City, markets with fundamentally different dynamics from Los Angeles where the Company plans to exclusively operate. Given these substantial differences, the Sponsor expects the return profile of transactions executed by John’s previous business to be much higher than those anticipated for the Company.

Based on the foregoing, the Company respectfully submits that there is no prior track record for the Sponsor that can, or needs to be, presented in the Offering Statement and any presentation of the individual principals’ investment experience would not provide investors with any meaningful information on which to gauge the experience of the Sponsor that would be relevant to an investment decision in the Company.

16.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

RESPONSE: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters, including T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). We note also that the Company’s repurchase plan is modelled on similar repurchase plans contained in previously qualified Regulation A Offering Statements. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

17.	Please note that you may conduct the share redemption plan during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

RESPONSE: In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

* * *

Ms. Folake Ayoola

Division of Corporation Finance

September 20, 2019

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

Mark Schonberger

cc:	Via E-mail
Max Levine
John Chaffetz
Nico Echo Park, Benefit Corp.
Evyn Rabinowitz, Esq.
Goodwin Procter LLP